For Immediate Release
May 5, 2011
Manulife delivering on strategic priorities, reports first quarter earnings of $985 million

Quarterly Highlights:

•	Sales1 of wealth and insurance products targeted for growth up 22 per cent and 15 per cent, respectively, compared to first quarter 2010.

•	Asia generated substantial sales growth in targeted wealth and insurance products with wealth sales more than doubling and insurance sales increasing 27 per cent compared to first quarter 2010.

•	Record mutual fund sales in the U.S. of $3.5 billion and in Canada of $595 million.

•	Record funds under management2 of $478 billion.

•	Continued progress on obtaining state approvals of John Hancock Long-Term Care in-force price increases.

•
Ahead of timetable in reducing equity market and interest rate sensitivity3.  Actions to reduce interest rate sensitivity in the liability segment resulted in a gain of $254 million after-tax in the quarter.

•	Fair value gains on oil and gas and real estate investments and favourable credit experience.

•
First quarter 2011 net income attributed to shareholders of $985 million and diluted earnings per share (excluding convertible instruments)4 of $0.54 despite much higher hedging costs relative to a year ago and the $151 million estimated net impact from P&C reinsurance claims related to the earthquake in Japan.

•	Strong capital levels with MLI MCCSR ratio of 243 per cent.

•	Adopted International Financial Reporting Standards (“IFRS”) effective January 1, 2011, which replaced prior Canadian Generally Accepted Accounting Principles (“GAAP”)5.

TORONTO – Manulife Financial Corporation (“MFC”) today reported significant progress in its business strategy of building sales growth in targeted areas and reducing equity market and interest rate sensitivity during the first quarter ended March 31, 2011.  The Company also reported strong capital levels and net income despite being impacted by the earthquake and related events in Japan.

Net income attributed to shareholders was $985 million for the first quarter ended March 31, 2011. This equates to fully diluted earnings per share, excluding convertible instruments of $0.54 and return on common shareholders’ equity6 of 17.4 per cent.  These results were generated despite much higher equity market hedging costs and events in Japan.  For the first quarter of 2010, MFC reported net income attributed to shareholders of $1,224 million or $0.68 per share and return on common shareholders’ equity of 19.2 per cent. With less of our equity risk hedged in the prior year, the first quarter of 2010 results were higher due to substantial equity market gains and lower hedging costs.

Chief Executive Officer Donald Guloien stated, "We are making excellent progress on our strategic plan: delivering sales in targeted lines, implementing hedging, improving product mix and profitability, maintaining very strong capital

1	Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

3
Earnings sensitivity to equity markets is defined as the impact of a 10 per cent decline in the market value of equity funds on the net income attributed to shareholders. Earnings sensitivity to interest rates is defined as the impact of a one per cent parallel decline in interest rates on the net income attributed to shareholders.

4	Diluted earnings per share, excluding convertible instruments is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

5	Unless otherwise specified, references to GAAP refer to Canadian GAAP prior to the adoption of IFRS for 2010 and earlier and IFRS for 2011 and beyond.

6	Return on common shareholders’ equity (“ROE”) is a non-GAAP measure. See ”Performance and Non-GAAP Measures” below.

May 5, 2011 – Press Release Reporting First Quarter Results

levels and delivering good customer value and advice.  We had strong sales growth in Asia and we continued to diversify our business in Canada which posted first quarter record sales across a broad spectrum of offerings.  We see tangible signs of success from our repositioning efforts in the U.S., where record mutual fund sales were generated.  We continue to reduce our sensitivity to equity markets and interest rates, while maintaining a strong capital position.”

Chief Financial Officer Michael Bell observed, “We are making strong progress on our top priorities.  We are ahead of our timetable on reducing interest rate and equity market sensitivities and when combined with MLI’s strong MCCSR ratio of 243 per cent, we continue to have a substantial cushion to mitigate the risk of adverse market conditions.  Our actions taken to reduce interest rate sensitivity resulted in a significant earnings benefit, which along with favourable markets, supported our earnings this quarter of $985 million.  These were strong results, particularly considering the substantially higher hedging costs and the charge from the P&C reinsurance claims in Japan.”

SUMMARY OF HIGHLIGHTS

Sales growth driven by our targeted growth products:

•
First quarter insurance sales of products targeted for growth were up 15 per cent compared to the first quarter of 2010 on a constant currency7 basis.  Asia recorded 27 per cent sales growth of these products while the U.S. had 44 per cent growth compared to the first quarter 2010.  Although insurance sales growth in Hong Kong was slower than last year, a new product launched in March is expected to drive improved sales in the remainder of 2011.  Sales of targeted insurance products in Canada were down eight per cent, as the decline in large case Group Benefits’ sales more than offset strong sales in Individual Insurance.

•
First quarter wealth sales for products targeted for growth increased 22 per cent compared to the first quarter of 2010 on a constant currency basis, with a significant contribution from Asia, which more than doubled. Sales of wealth products targeted for growth include our Canadian and U.S. Mutual Fund businesses, which were up 68 per cent and 42 per cent, respectively, compared to first quarter of 2010. While we have ambitious growth plans for our 401(k) business in the U.S., the results this quarter were less than anticipated.

Continue to maintain strong capital levels:

•
MLI’s MCCSR ratio of 243 per cent was down six points compared to fourth quarter of 2010. This was primarily due to a combination of debt maturity, phase-in impacts of IFRS Phase I and increased capital requirements for a related-party reinsurance agreement.

Encouraging progress on John Hancock Long-Term Care in-force price increase requests:

•	Approvals of in-force price increases on retail business have been received from fifteen states.

Making further progress on reducing equity market and interest rate sensitivity:

•	We are ahead of our timetable in reducing equity market and interest rate sensitivity.

•
An additional $8.5 billion of segregated funds guarantee value was added to the dynamic hedging program and $200 million of Tokyo stock price Index (“TOPIX”) macro hedges were added on March 10, 2011 (before the onset of the events in Japan).

•
We have reduced our net income sensitivity to a 100 basis point decline in interest rates, before offsets for gains and losses on AFS bonds, from $1.8 billion at year-end 2010 to $1.5 billion as at March 31, 2011.

•	We also reduced our net income sensitivity to a 10 per cent equity market decline by more than 20 per cent during the quarter.

•
Actions to lengthen the duration of assets backing policy liabilities in order to reduce interest rate sensitivity resulted in a gain of $254 million.  These gains reflect the reduction in actuarial risk margins as a result of lower reinvestment risk.

Investment related gains included $170 million of gains primarily from oil and gas, real estate, fixed income trading activities and favourable credit experience.

Estimated reinsurance claims related to the earthquake in Japan reduced earnings by $151 million.

7 Sales growth rates are quoted on a constant currency basis. Constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 5, 2011 – Press Release Reporting First Quarter Results

The expected cost of macro hedging for the first quarter of 2011 was $100 million, and due to strong North American equity market performance, generated approximately $138 million of additional costs. As the macro hedge program was initiated in the fourth quarter of 2010, there were no similar costs in the first quarter of 2010.

FINANCIAL RESULTS

First quarter 2011 net income attributed to shareholders was $985 million compared to $1,224 million in the first quarter of 2010.  First quarter 2011 results included $111 million related to the direct impact of equity markets and interest rates, a charge of $151 million related to the earthquake in Japan and a number of other notable items. These other notable items included:

•	$100 million of expected macro hedge costs in addition to the higher costs due to the strong North American equity markets,

•
$254 million of gains from actions to reduce interest rate exposure, reflecting the impact of lower risk margins required in the valuation of policy liabilities.  Lower risk margins are required as a result of the improved match between the asset and liability cash flows, and

•
$170 million of gains primarily from fair value increases on oil and gas and real estate investments (in excess of the returns assumed in the valuation of the policy liabilities), as well as from fixed income trading activities and favourable credit experience.

In addition to the items noted above, compared to the first quarter of 2010, earnings benefitted from lower new business strain in U.S. Insurance.  However earnings were dampened by higher dynamic hedge costs and lower realized gains on equities held as available-for-sale (“AFS”).

Notable items:

C$ millions (unaudited)
For the quarter ended March 31	2011	2010
Net Income attributed to shareholders	$985	$1,224
Less direct impact of equity markets and interest rates(a):
Variable annuity guarantee liabilities that are not dynamically hedged	$102	$271
General fund equity investments supporting policy liabilities and fee income	30	23
Macro equity hedges, actual result relative to expected cost (b)	(138)	-
Fixed income re-investment assumptions used in the determination of policy liabilities	192	26
Loss on sale of AFS bonds	(75)	-
Total direct impact of equity markets and interest rates	$111	$320
Net income excluding the direct impact of equity markets and interest rates8	$874	$904
Other notable items:
Expected cost of macro equity hedges(b)	(100)	-
Estimated net impact of P&C reinsurance claims related to the earthquake in Japan	(151)	-
Favourable impact on policy liabilities related to activities to reduce interest rate exposures	254	-
Investment related gains including, fair value gains on oil & gas and real estate investments, gains on fixed income trading activities and favourable credit experience	170	276
Refinements in assumptions used to value policy liabilities (c)	8	(50)
(a)	For clarity, the direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions. The one exception is the loss on AFS bonds.
(b)
The total cost of macro equity hedges was $238 million and includes a $100 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions. The remaining $138 million was reported as a direct impact of equity markets.

(c)
Refinements in assumptions used to value policy liabilities include a charge of $70 million of related to the refinement of methods and models in the quarter, offset by an update to the prior quarter’s estimate of policy liabilities upon completion of the detailed data  models made available in the following quarter.

8 Net income excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 5, 2011 – Press Release Reporting First Quarter Results

U.S. GAAP results

Net income in accordance with U.S. GAAP9 for the first quarter of 2011 was $204 million, compared to $932 million in the first quarter of 2010.   U.S. GAAP results included a number of notable items as outlined in the table below:

Notable items:

C$ millions (unaudited) For the three months ended March 31,	2011	2010
Total macro hedging losses	$(238)	$-
Estimated net impact from P&C reinsurance claims related to the earthquake in Japan	(151)	-
Net loss on the sale of AFS bonds in the surplus segment	(75)	-
Net gain (loss) on variable annuity guarantees (a)	(31)	256
(a)	U.S. GAAP variable annuity results include the impact of the insurer’s own credit standing in the measurement of the liability. See “For variable annuity guarantee liabilities” in the table below.

The first quarter 2011 U.S. GAAP results were $785 million lower than our results under IFRS.  The primary differences in accounting bases relate to the measurement of policy liabilities including the impact of mark-to-market accounting, variable annuity guarantees and the amount of acquisition costs that can be deferred.  A reconciliation of the major differences in net income between IFRS and U.S. GAAP for the first quarter is as follows:

C$ millions (unaudited) For the quarter ended March 31, 2011
Net income attributed to shareholders in accordance with IFRS	$985
Non-controlling interests and participating policyholders’ income under IFRS	4
Net income in accordance with IFRS	$989
Key earnings differences:
For variable annuity guarantee liabilities	$(126)
Related to the impact of mark-to-market accounting and investing activities10 on investment income and policy liabilities	(693)
For acquisition costs and other new business items	(95)
Changes in actuarial methods and assumptions and other differences	129
Total earnings differences	$(785)
Net income in accordance with U.S. GAAP	$204

Total equity in accordance with U.S. GAAP11 is approximately $6.4 billion higher than under IFRS as at March 31, 2011. The primary reason for the difference is that the unrealized gains on fixed income investments are reported in equity under U.S. GAAP, but where the investments are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS12. The fixed income investments have significant unrealized gains as a result of the current low levels of interest rates, along with the cumulative earnings differences result in materially higher U.S. GAAP equity.

Equity market risk exposure measures

As at March 31, 2011, for a 10 per cent decline in equity markets, it was estimated that approximately 59 to 65 per cent of the underlying earnings sensitivity to equity markets would be offset by hedges.  The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at December 31, 2010 was 50 to 55 per cent. As previously communicated our goal is to have approximately 60 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2012 and 75 per cent by the end of 2014. The Company intends to achieve this goal through a combination of time-scheduled and market-trigger based actions.

9	Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

10	Until the new IFRS standard for insurance contracts is effective, the requirements under prior Canadian GAAP for the valuation of insurance liabilities (CALM) will be maintained. Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities

11 Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

12 Until the new IFRS standard for insurance contracts is issued and effective, the accounting policy for the Company is based on prior Canadian GAAP.

May 5, 2011 – Press Release Reporting First Quarter Results

During the first quarter of 2011, we:
•	Expanded our dynamic hedging strategy by initiating dynamic hedging for $8.5 billion of in-force variable annuity guarantee values, and
•	Increased our macro hedging strategy by shorting on March 10, 2011 approximately $200 million of equity TOPIX futures contracts.

As at March 31, 2011, a 10 per cent decline in the market value of equity funds was estimated to reduce net income attributed to shareholders by between $490 and $580 million, representing a reduction in the sensitivity of more than 20 per cent from year-end 2010.

The following chart illustrates the risk sensitivity improvement of the impact of a 10 per cent change in the market value of public equities made in the first quarter. Tables in the Risk Management section of our MD&A also include an estimate of the impact of 20 and 30 per cent changes in public equity markets.

Potential impact on annual net income attributed to shareholders of a 10 per cent change in public equity markets(a)
(C$ millions)	10 per cent decline		10 per cent increase
As at	Mar. 31, 2011	Dec.31, 2010	Mar. 31, 2011	Dec. 31, 2010
Underlying sensitivity of net income attributed to shareholders(b),(c)	$(1,400)	$(1,480)	$1,140	$1,200
Impact of macro hedge assets and dynamic hedge assets assuming the change in the value of the dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	910	820	(750)	(680)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(490)	$(660)	$390	$520
Impact of assuming the change in the value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(90)	(80)	(70)	(60)
Net impact assuming the change in the value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(580)	$(740)	$320	$460
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedges •completely offset related liability changes	65%	55%	66%	57%
•do not completely offset related liability changes(d)	59%	50%	72%	62%
(a)	See “Caution related to sensitivities” below.
(b)
Defined as sensitivity of net income attributed to shareholders to a change in public equity markets including settlements on reinsurance contracts existing at December 31, 2010, but before the offset of hedge assets or other risk mitigants.

(c)
The portion of underlying sensitivity related to the general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities. For a 10 per cent market increase the loss on the dynamic hedge assets is assumed to be 120 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities. See Risk Management Section of the MD&A below.

Potential impact on The Manufacturers Life Insurance Company’s (“MLI’s”) Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio arising from public equity returns different than the expected return for policy liability valuation (a)

As at	March 31, 2011		December 31, 2010
10 per cent	Decrease	Increase	Decrease	Increase
Impact on MLI MCCSR(b) (percentage points)	(5)	10	(7)	7
(a)	See “Caution related to sensitivities” below.
(b)
For a 10 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities. For a 10 per cent market increase the loss on the dynamic hedge assets is assumed to be 120 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities. See Risk Management section of the MD&A below.

May 5, 2011 – Press Release Reporting First Quarter Results

Interest rate risk exposure measures
During the first quarter of 2011 the Company lengthened the duration of its fixed income investments supporting its liabilities by executing interest rate swaps.  These actions provided a better asset and liability match in our liability segments and therefore reduced the sensitivity of net income attributed to shareholders and were the primary reason for the $300 million reduction in earnings sensitivity.  As at March 31, 2011 the impact of an immediate one per cent decline in interest rates on annual income attributed to shareholders decreased to $1.5 billion, surpassing our 2012 year end target of $1.65 billion and bringing us closer to our 2014 year end target of $1.1 billion. The Company intends to reduce its interest rate exposure further through a combination of time-scheduled and market-trigger based actions.

The table below shows the potential impact of an immediate one per cent change in interest rates on annual net income attributed to shareholders(a),(b),(c)

(C$ millions) As at	March 31, 2011	December 31, 2010
1% increase	$1,200	$1,500
1% decrease	$(1,500)	$(1,800)
(a)	See “Caution related to sensitivities” below.
(b)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(c)	For variable annuity liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

Changes in the market value of the AFS fixed income assets may provide a natural economic offset to the interest rate risk arising from our product liabilities.  In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.  For example, the Company reported $75 million of net realized losses on AFS fixed income assets held in surplus segments in the first quarter of 2011.  As at March 31, 2011 the AFS fixed income assets held in the surplus segments were in a net after-tax unrealized gain position of $129 million.

During the first quarter, as part of our overall interest rate management, we shortened the duration of the AFS assets in our surplus segments, neutralizing the economic impact of the actions, outlined above, from lengthening the duration of the assets in the liability segments.  As a result, the interest rate sensitivity of AFS fixed income assets in the surplus segments declined.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including the impact on the change in market value of AFS fixed income assets held in the surplus segment(a),(b)

(C$ millions) As at	March 31, 2011		December 31, 2010
One per cent	Decrease	Increase	Decrease	Increase
Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,500)	$1,200	$(1,800)	$1,500
Change in the market value of AFS fixed income assets held in the surplus segment(b)	700	(600)	1,200	(900)
Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including the change in the market value of AFS fixed income assets held in the surplus segment(b)	$(800)	$600	$(600)	$600

(a)	See “Caution related to sensitivities” below.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss.  The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

May 5, 2011 – Press Release Reporting First Quarter Results

Capital update

As at March 31, 2011, MLI’s MCCSR ratio remained strong at 243 per cent compared to 249 per cent at December 31, 2010.  There were three key factors contributing to the change:  maturity of debt only partially offset by issuance of preferred shares, changes to the balance sheet as a result of the adoption of IFRS, and increased capital requirements on a related party reinsurance agreement.

During the first quarter of 2011 the Company redeemed $550 million of subordinated debentures and issued $200 million of preferred shares.

Under the IFRS transition guidance outlined by the Office of the Superintendent of Financial Institutions, the impact of IFRS adoption on available capital is largely phased-in over an eight quarter period beginning with the first quarter of 2011.  The impact on required capital is not subject to the phase-in rules. The adoption of IFRS initially decreased MLI’s MCCSR ratio by approximately three points beginning in the first quarter of 2011 and is expected to decrease the ratio by approximately a further three points over the two year phase-in period ending with the fourth quarter of 2012. MLI’s MCCSR ratio under prior Canadian GAAP at December 31, 2010 was 249 per cent and was approximately 246 per cent under IFRS as at January 1, 2011.

Under the 2011 MCCSR guidelines, asset risk required capital cannot be transferred via a reinsurance agreement unless the assets are also transferred.  This change, which is being phased in over 2011, resulted in higher required capital for MLI, reducing MLI’s MCCSR ratio in the first quarter of 2011 by approximately three points.  When fully phased-in, MLI’s MCCSR ratio is expected to reduce by a further seven points.

Prior period adjustment to opening retained earnings

During the quarter, the Company identified errors originating primarily from periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.  The result of these errors included an understatement of other liabilities of $133 million. Because these errors are not material to the financial statements for prior years, but correcting them in the current quarter would have materially distorted the current quarter’s earnings, the Company has corrected the errors by reducing opening retained earnings as at January 1, 2010 by $133 million.

May 5, 2011 – Press Release Reporting First Quarter Results

SALES AND BUSINESS GROWTH

Asia Division

Robert Cook, Senior Executive Vice President and General Manager, Asia said, “I am happy with the successful execution of our strategy to capitalize on the economic opportunities in Asia and diversify our business by both product and channel.”

He continued, “Even as we discuss our business results, we cannot discuss Japan without mentioning the cost in human terms of recent events. We want to express our relief that none of our agents and employees in Japan were injured. Our thoughts continue to be with the people of Japan.”

Asia Division insurance sales for the first quarter of 2011 of US$283 million were up 27 per cent from the first quarter of 2010.  Highlights include:

•
Japan insurance sales of US$173 million were up 50 per cent from the first quarter of 2010, with double digit sales growth across all distribution channels.  Managing general agent (“MGA”) channel growth was also buoyed by the launch of a new cancer product this quarter.

•
Asia Other insurance sales in the first quarter of 2011 were US$67 million, four per cent ahead of the sales in the first quarter of 2010.  Record sales in the Philippines and strong year over year growth in Indonesia and Vietnam were dampened by slower sales in Taiwan where the agency force is adjusting to our new product portfolio.

Asia Division wealth sales, excluding variable annuities, of US$921 million were 119 per cent higher than the first quarter of 2010.  Highlights include:

•
Hong Kong wealth sales of US$277 million were 47 per cent higher than the first quarter of 2010 driven by strong market demand for our short term Chinese currency denominated endowment product sold through the bank channel.

•
Asia Other first quarter 2011 wealth sales excluding variable annuities, of US$593 million were 182 per cent higher than the first quarter of 2010, primarily as a result of the addition of Manulife TEDA.    Strong mutual fund sales in Indonesia and single premium unit linked sales in Singapore also contributed to the increase.

Asia Division’s sales growth continues to be fueled by growth in distribution capacity. Distribution highlights include:

•
Contracted agents numbered more than 42,500 at the end of the first quarter of 2011, an increase of 22 per cent over the end of same period last year.  The number of agents in Indonesia and the Philippines grew by more than 50 per cent at the end of the first quarter of 2011 compared to the same period last year and China, Malaysia and Vietnam also produced double digit growth in contracted agents year over year.

•	Manulife-Sinochem continued to expand, adding a new sales office in January 2011 bringing the total number of cities where Manulife-Sinochem is licensed to operate to 46 as at the end of March 2011.

•
Japan’s entry into the Retail MGA and Bank channels in 2010 has provided two new drivers of growth and in the first quarter of 2011 their combined sales accounted for one-third of Japan’s Insurance sales.

•
Insurance sales from the bank channel in the first quarter of 2011 were more than three times levels of the first quarter of 2010 and accounted for 19 per cent of Asia insurance sales.  We continue to focus on expanding relationships with banks across the region.

May 5, 2011 – Press Release Reporting First Quarter Results

Canadian Division

“I am very pleased with our sales performance in the first quarter 2011,” said Paul Rooney, President & CEO, Manulife Canada.  “Strong momentum continued across our retail businesses with record sales in Manulife Mutual Funds and strong sales of InvestmentPlus13. Our Individual Insurance sales were at record levels for a first quarter and in Manulife Bank new loan volumes increased by over 20 per cent compared to the first quarter of 2010.  Sales in our Group Businesses were up from fourth quarter 2010 levels but lower than those reported in the first quarter of 2010 reflecting normal volatility of the group market.”

In Canada, first quarter 2011 Individual Wealth Management sales of products targeted for growth were up 19 per cent from the first quarter of 2010 driven by record mutual fund sales and strong growth in Manulife Bank’s new lending volumes.

•
Our mutual fund franchise continued to grow with record quarterly deposits14 of $595 million, up 68 per cent from the first quarter of 2010. Sales continue to be led by our balanced and fixed income funds, categories currently favoured by investors in which we have strong product representation.

•
Manulife Bank’s new loan volumes of $1.1 billion for the first quarter 2011 rose 22 per cent from the same period in 2010 reflecting the ongoing success of our integrated business strategy supported by consumer advertising campaigns. The business environment continues to be very competitive with aggressive actions across the financial industry to retain and attract business.

•
In the first quarter of 2011, InvestmentPlus sales of $223 million increased 37 per cent from the same period a year ago. InvestmentPlus has the minimum level of guarantees required to qualify as a segregated fund in Canada.

•	Sales of fixed products declined in the quarter reflecting consumer preference for variable products in the current investment market environment.

Canadian Division Individual Insurance sales for the first quarter of 2011 were at record levels when compared to prior years’ first quarters, increasing 14 per cent from the first quarter of 2010. Life product sales in the first quarter of 2011 rose by 11 per cent as compared to a year ago led by strong universal life sales as a result of applications submitted in advance of our December 2010 price increases.  Sales of single premium products in the first quarter of 2011 rose 12 per cent from the first quarter of 2010 driven by continued expansion in our travel business.

First quarter sales in the Group Businesses were down from the same period a year ago but up from fourth quarter 2010 levels reflecting normal market volatility, with decreased activity in the large case Corporate Account segment.

•
While strong momentum continued in the Group Benefits’ small case segment with first quarter 2011 sales up 27 per cent from first quarter 2010 levels, total sales of $100 million in the quarter were 19 per cent less than those of the same period in 2010. The shortfall in sales was the result of normal volatility in the large case Corporate Accounts segment.

•
Group Retirement Solutions’ first quarter 2011 sales of $397 million were more than twice those of the previous quarter but 13 per cent below first quarter 2010 levels.  Opportunities in the larger case market this quarter were limited as compared to a year ago when two large cases contributed 60 per cent of reported sales. In the small and mid-sized segments performance has been strong with sales in the first quarter of 2011 more than twice first quarter 2010 levels.

13 InvestmentPlus is an alternative to mutual funds for some customers and offers a 75% minimum death benefit guarantee and a 75% maturity benefit guarantee at age 100.

14 Deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 5, 2011 – Press Release Reporting First Quarter Results

U.S. Division

Jim Boyle, President, John Hancock Financial Services, reported, "I am encouraged by John Hancock’s first quarter results. Total wealth funds under management reached their highest level ever at US$193 billion at March 31, 2011 and John Hancock Mutual Funds achieved record sales of US$3.5 billion and record net sales of US$1.6 billion, up 42 per cent and 58 per cent respectively over the first quarter of 2010. Our insurance sales results reflect the repositioning actions we have taken on our product portfolio to reduce risk and increase prices, and I am pleased with the progress we are making on premium increases on our in-force long-term care business.”

U.S. wealth sales, excluding variable annuities and book value fixed deferred annuities, increased 18 per cent to US$5.0 billion in the first quarter of 2011 over the same period in the prior year.

•
John Hancock Mutual Funds (“JH Funds”) sales were US$3.5 billion in the first quarter, a 42 per cent increase over the first quarter of 2010.  JH Funds had the 5th highest net sales15 in the non proprietary market segment year-to-date through March 31, 2011.  This compared to 6th place for the same period in 2010.  The increase in sales was attributable to a diversified offering of competitive funds, with our fixed income portfolios experiencing strong sales momentum in the first quarter of 2011.  As of March 31, 2011, JH Funds offered 21 Four or Five Star Morningstar16 rated mutual funds.  Funds under management for JH Funds have increased to US$36.7 billion as of March 31, 2011, a 23 per cent increase from March 31, 2010, attributable to net sales during the period and positive market performance.

•
John Hancock Retirement Plan Services (“JH RPS”) had first quarter 2011 sales of US$1.2 billion, a decline of 16 per cent compared to the first quarter of 2010. The lower numbers of proposals experienced in late 2010 and early 2011 have returned to more normal levels.  Favourable market returns and positive net sales of US$1.8 billion for the last 12 months contributed to record funds under management of US$66.3 billion as of March 31, 2011, a 16 per cent increase from March 31, 2010.

•
The John Hancock Lifestyle/Lifecycle portfolios offered through our mutual fund, 401(k), variable annuity and variable life products continued to perform well reaching their highest level of assets under management of US$75 billion as of March 31, 2011. Lifestyle funds led JH Funds sales with over US$467 million in the first quarter, a 43 per cent increase over the prior year.  Lifestyle and Lifecycle portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$1.8 billion or 56 per cent of premiums and deposits for the quarter ended March 31, 2011.

•
In John Hancock Fixed Products (“JH Fixed Products”), sales for the first quarter of 2011 were US$300 million, a decline of 28 per cent compared to the same period in the prior year.  Sales included US$104 million of market value adjusted deferred annuities, introduced in 2010 to replace the book value fixed deferred annuities, a 42 per cent increase over the first quarter of 2010.  Sales of single premium immediate annuities declined from first quarter 2010.

•	Sales of variable annuities were US$527 million in the first quarter of 2011, down 25 per cent from the same period in 2010, and in line with expectations given ongoing risk management initiatives.

In the U.S. Insurance segment, we are continuing to reposition the business to adapt to the low interest rate environment.  As a result of these actions, total U.S. insurance sales in the first quarter of 2011 were US$145 million, a decline of 19 per cent compared to the first quarter of 2010.

•
John Hancock Life (“JH Life”) has made significant progress on the repositioning of its product portfolio to reduce interest rate risk and improve margins.  First quarter 2011 sales declined four per cent compared to the same period in the prior year as a result of this repositioning.  Sales, excluding the products that have not been targeted for growth (universal life products with lifetime no-lapse guarantees and guaranteed non-par whole life),

15
Source: Strategic Insight Simfund. Net sales (net new flows) is calculated including only John Hancock retail long-term open end funds, excluding money market funds and covers only classes A, B, C, and I shares.

16
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

May 5, 2011 – Press Release Reporting First Quarter Results

increased 44 per cent in the first quarter of 2011 compared to the first quarter of the prior year, representing 71 per cent of total sales in the first quarter of 2011.  Sales of the products not targeted for growth declined by 48 per cent in the first quarter of 2011 compared to the first quarter of 2010 as a result of price increases on these products and marketing focus on the other products.  The product portfolio transition was supported by the launch in January of a new universal life product with improved risk characteristics, which is gaining acceptance in the market and was the top selling product for JH Life in March 2011.

•
John Hancock Long-Term Care (“JH LTC”) sales in the first quarter of 2011 declined 52 per cent compared to the same quarter of the prior year.  Retail product sales declined in the first quarter of 2011 compared to the first quarter of 2010, reflecting new business price increases that began rolling out in the second half of 2010.  These price increases are expected to improve overall profitability of new business and to contribute to a further slowing of sales in 2011.  JH LTC has filed with regulators for premium rate increases on in-force retail and group business, averaging approximately 40 per cent on the majority of our in-force LTC business.  To date, approval of in-force price increases, on retail business, has been received from fifteen states.

Manulife Asset Management

Manulife Asset Management broadened its already strong fundamental equity capabilities with two strategic moves in the first quarter of 2011.  In January, Manulife Asset Management announced that it had hired four seasoned investment professionals to establish a new Boston-based U.S. Core Value Equity team.  In February, it acquired the assets of Optique Capital Management, a registered investment adviser based in Milwaukee, Wisconsin. Eight members of the former Optique Capital team in Milwaukee joined Manulife Asset Management to form its new International Value Equity team.

Manulife Asset Management finished the first quarter of 2011 with $180.4 billion in assets managed for external clients and $30.2 billion of Manulife’s general fund assets. Assets managed for external clients increased $4.0 billion from December 31, 2010.  Net sales, the acquisition of Optique Capital and investment returns were partially offset by the strengthening of the Canadian dollar.

Total Company sales and total Company premiums and deposits17

Our sales, new business embedded value18 as well as our premiums and deposits19 results are in line with our strategy of accelerating the growth of products that have favourable return on capital and with lower risk profiles while at the same time pulling back or eliminating products that give rise to earnings sensitivity or produce low returns on capital employed.  To measure progress on these goals, we report top-line measures of product lines we are targeting to grow separate from those that are not targeted for growth.

Please note, effective the first quarter of 2011 we changed the calculation methodology for new business embedded value.  Prior periods were not restated.  We changed the NBEV calculation for interest sensitive life insurance products to now use current interest rates consistent with the valuation of policy liabilities.  In 2010 and prior, we used an interest rate for life insurance products equal to the rate used in our annual business plan. For both 2011 and 2010 we used current rates to calculate the NBEV for wealth products.  In addition, we now update policyholder experience assumptions for changes made during the year, whereas in 2010 and prior, we used assumptions that were in place at the beginning of each year.

As a result of the lower interest rate environment in the first quarter of 2011 compared to mid-2009, when we set our 2010 annual business plan assumptions, new business embedded values for interest sensitive insurance product lines were lower in the first quarter of 2011 compared to the first quarter of 2010.  The decline in NBEV also included the impact of changes to policyholder experience assumptions made in the last half of 2010.

17	Growth in premiums and deposits is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

18	New business embedded value is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

19	Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 5, 2011 – Press Release Reporting First Quarter Results

Sales measures

•
Total Company insurance sales for products we are targeting to grow were $539 million for the first quarter of 2011, an increase of 15 per cent over the same period in 2010.  As outlined above, key drivers of the quarterly sales success were strong growth in Asia, record first quarter individual insurance sales in Canada and success in U.S. targeted products. NBEV in the first quarter 2011 was $191 million.  The decline of eight per cent over the first quarter of 2010 was a result of the factors discussed above.

•
Total Company insurance sales of products not targeted for growth (universal life products with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term care products in U.S. Insurance) totaled $59 million, a decline of 50 per cent for the first quarter of 2011 compared to the first quarter of 2010.  NBEV in the first quarter of 2011 was $16 million, a decline of 67 per cent, mostly volume driven, but also due to the factors described above.

•
Total Company wealth sales for products we are targeting to grow were $8.3 billion for the first quarter of 2011. Year over year growth was 22 per cent relative to the first quarter of 2010.  Growth was broad based, especially in North American mutual funds, Asia and Manulife Bank lending volumes in Canada.  Although we have ambitious growth plans for our 401(k) business in the U.S., the results this quarter were less than anticipated. NBEV in the first quarter of 2011 was $138 million, a decline of six per cent compared to the first quarter of 2010,   due to the lower volumes of the higher margin 401(k) and fixed product business as well as methodology changes described above.

•
First quarter 2011 sales of wealth products that are not targeted for growth (VA, other than InvestmentPlus, and book value fixed deferred annuity products) totaled $1.1 billion, a year over year decline of 45 per cent compared to the first quarter of 2010. This continues to be in line with the Company’s ongoing initiatives to reduce its equity risk profile globally. The percentage of guaranteed value hedged or reinsured was approximately 63 per cent as at March 31, 2011.  Substantially all new VA business in the U.S., Canada and Japan continues to be hedged as written.  NBEV in the first quarter of 2011 was $35 million, a decline of 47 per cent compared to first quarter 2010.

Premiums and deposits (“P&D”) measures

•
Total Company first quarter 2011 P&D of $4.7 billion for insurance products that we are targeting to grow was up 13 per cent on a constant currency basis in the first quarter of 2011 over the first quarter of 2010. Strong growth was delivered in targeted U.S. products and in Asia, with growth in Japan being particularly strong. P&D reflects both P&D received on new sales as well as the recurring P&D on the growing in-force business.

•
Total Company first quarter 2011 P&D for the insurance lines we are not targeting to grow was $0.9 billion for the quarter, a decrease of four per cent on a constant currency basis from the first quarter of 2010. The decline reflects the impact of lower sales.

•
Total Company P&D for the wealth businesses we are targeting to grow was $10.9 billion for the first quarter of 2011, an increase of 15 per cent on a constant currency basis relative to the same quarter in 2010.  Growth was driven by strong mutual fund sales and broad based growth in Asian wealth businesses, partially offset by lower fixed product sales in both the U.S. and Canada.

•
Total Company P&D for the wealth products we are not targeting to grow (VA, other than InvestmentPlus, and book value fixed deferred annuity products) amounted to $1.1 billion for the first quarter of 2011. This result represents a year over year decrease of 44 per cent.

Funds under management

Total funds under management as at March 31, 2011 were $478 billion, the highest level in the Company’s history.  The increase of $30 billion over March 31, 2010 (nine per cent growth on a constant currency basis), was driven by   $39 billion related to investment returns; $8 billion of net positive policyholder cash flows; and $1.7 billion of net financing issued.  These items were partially offset by $12 billion due to the strengthening of the Canadian dollar and $7 billion of expenses, commissions, taxes and other movements.

May 5, 2011 – Press Release Reporting First Quarter Results

OTHER NOTABLE ITEMS

Corporate

•
In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after June 20, 2011 to shareholders of record at the close of business on May 17, 2011.

•	On February 16, 2011, The Manufacturers Life Insurance Company redeemed all of its outstanding $550,000,000 principal amount of 6.24% Subordinated Debentures due February 16, 2016.

•	On March 11, 2011, Manulife Financial Corporation issued eight million Class 1 Shares Series 3 at a price of $25.00 per share, for an aggregate amount of $200,000,000.

•
On April 21, 2011, the Company announced that it had been informed by Staff of the Ontario Securities Commission that, following its consideration of information obtained from the Company and the Company’s current disclosure practices and current disclosure, Staff had determined not to seek any orders of the Commission in connection with the enforcement notice delivered by Staff in June 2009.

Awards & recognition

•
In Hong Kong, Manulife earned a Sing Tao Excellent Services Brand Award for the fifth consecutive year, winning in the MPF category for the second year. The awards are organized by Sing Tao Daily and designed to recognize and encourage business organizations to strive for the highest levels of customer service.

•
In China, Manulife-Sinochem (“MSL”) was recognized with two prestigious government awards. MSL received the ‘Advanced Insurance Institution’ designation from the Sichuan provincial government and MSL’s Zhejiang branch also won the ‘2010 Zhejiang Insurance Industry Model Company’ from the CIRC Zhejiang office.

•
In Canada, Manulife Mutual Funds won four awards from Lipper, recognizing strong fund performance on a risk-adjusted basis. Manulife’s Strategic Income Fund won two awards for both the one and three-year categories while the Manulife Structured Bond and Manulife Global Opportunities Balanced funds were recognized in the five-year and one-year categories, respectively. Each of these award-winning funds is managed by Manulife Asset Management.

•
In the United States, John Hancock Mutual Funds won multiple awards from Lipper for three and five-year results across six different fund categories. Three of these award-winning funds are managed by John Hancock Asset Management, a division of Manulife Asset Management. Recognized were John Hancock Bond Fund I, John Hancock Strategic Income Fund Institutional Class I and the John Hancock Active Bond Fund NAV for both three and five-year results.

Notes:

Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 2 p.m. ET on May 5, 2011.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6 p.m. ET on May 5, 2011 until May 19, 2011 by calling (905) 694-9451 or (800) 408-3053 (passcode 3117610#).

The conference call will also be webcast through Manulife Financial’s website at 2 p.m. ET on May 5, 2011.You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 5:00 p.m. ET on the website at the same URL as above.

The First Quarter 2011 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.  The document may be downloaded before the webcast begins.

Media inquiries: Anthony Wilson-Smith (416) 852-8899 anthony_wilson-smith@manulife.com Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com

May 5, 2011 – Press Release Reporting First Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This MD&A is current as of May 4, 2011.

FINANCIAL HIGHLIGHTS

(Unaudited)

	Quarterly results
	1Q 2011	4Q 2010	1Q 2010
Net income attributed to shareholders (C$ millions)	$985	$1,796	$1,224
Net income available to common shareholders (C$ millions)	$965	$1,776	$1,204
Earnings per common share (C$)
•basic	$0.54	$1.00	$0.68
•diluted, excluding convertible instruments(a)	$0.54	$1.00	$0.68
•diluted	$0.53	$0.96	$0.66
Return on common shareholders’ equity(a) (%, annualized)	17.4	32.3	19.2
Premiums and deposits(a) (C$ millions) •Insurance products targeted for growth(b)	$4,732	$4,757	$4,237
•Wealth products targeted for growth(c)	$10,924	$9,706	$9,885
•Insurance products not targeted for growth (b)	$865	$972	$954
•Wealth products not targeted for growth (c)	$1,141	$1,284	$2,078
Funds under management(a) (C$ billions)	$478.3	$477.0	$448.3
Capital(a) (C$ billions)	$28.6	$28.7	$32.2

(a)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.
(b)
Insurance products targeted for growth exclude universal life with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term card insurance in the U.S., which are not targeted for growth.

(c)
Wealth products targeted for growth exclude variable annuities across all geographies (other than InvestmentPlus in Canada) and book value fixed deferred annuities in the U.S. which are not targeted for growth.  InvestmentPlus is a Canadian Division product with a 75% minimum death benefit guarantee and a 75% maturity benefit guarantee at age 100 that is used as an alternative to mutual funds for some customers.  Because of the low risk nature of the guarantees this product is in the products targeted for growth category.

Adoption of IFRS

Effective January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) as a replacement of prior Canadian GAAP.  The interim consolidated financial statements for the period ended March 31, 2011 reflect the Company’s first set of financial statements prepared under IFRS and include corresponding comparative financial information for 2010.  For an overview of the impacts of the adoption of IFRS including a description of accounting policies selected, refer to Note 2 – Future Accounting and Reporting Changes to our consolidated financial statements found in our 2010 Annual Report as well as our press release reporting certain IFRS financial information, dated April 14, 2011, both available on our website at www.manulife.com/investorrelations.

The adoption of IFRS did not have a significant impact on our disclosure controls and procedures, information technology systems or business activities.

Net income attributed to shareholders

First quarter 2011 net income attributed to shareholders was $985 million compared to $1,224 million in the first quarter of 2010.  First quarter 2011 results included $111 million related to the direct impact of equity markets and interest rates, a charge of $151 million related to the earthquake in northeastern Japan and a number of other notable items. These other notable items included:

•	$100 million of expected macro hedge costs in addition to the higher costs due to the strong North American equity markets,

May 5, 2011 – Press Release Reporting First Quarter Results

•
$254 million of gains from actions to reduce interest rate exposure, reflecting the impact of lower risk margins required in the valuation of policy liabilities.  Lower risk margins are required as a result of the improved match between the asset and liability cash flows, and

•
$170 million of gains primarily from fair value increases on oil & gas and real estate investments (in excess of the returns assumed in the valuation of the policy liabilities), as well as from fixed income trading activities and favourable credit experience.

In addition to the items noted above, compared to the first quarter of 2010, earnings benefitted from lower new business strain in U.S. Insurance.  However earnings were dampened by higher dynamic hedge costs and lower realized gains on equities held as available-for-sale (“AFS”).

Notable items:

C$ millions (unaudited)
For the quarter ended March 31	2011	2010
Net income attributed to shareholders	$985	$1,224
Less the direct impact of higher equity markets and higher interest rates on(a):
Variable annuity guarantee liabilities that are not dynamically hedged	$102	$271
General fund equity investments supporting policy liabilities and on fee income	30	23
Macro equity hedges, actual result relative to expected cost(b)	(138)	-
Fixed income re-investment assumptions used in the determination of policy liabilities	192	26
Loss on sale of AFS bonds	(75)	-
Total direct impact of equity markets and interest rates	$111	$320
Net income excluding the direct impact of equity markets and interest rates20	$874	$904
Other notable items:
Macro hedging losses based on long-term valuation assumptions (b)	(100)	-
Estimated net impact from P&C reinsurance claims related to the earthquake in Japan	(151)	-
Impact on policy liabilities related to activities to reduce interest rate exposures	254	-
Investment related gains including fair value gains on oil & gas and real estate investments, gains on fixed income trading activities and favourable credit experience	170	276
Refinements in assumptions used to value policy liabilities ( c)	8	(50)
(a)	For clarity, the direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions The one exception is the loss on AFS bonds.
(b)
The total cost of macro equity hedges was $238 million and includes a $100 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions.  The remaining $138 million was reported as a direct impact of equity markets.

(c)
Refinements in assumptions used to value policy liabilities include a charge of $70 million of related to the refinement of methods and models in the quarter, offset by an update to the prior quarter’s estimate of policy liabilities upon completion of the detailed data  models made available in the following quarter.  The 2010 amount relates to an update of the prior quarter’s estimate.

Earnings per share and return on common shareholders’ equity

Diluted earnings per share, excluding convertible instruments21 for the first quarter of 2011 was $0.54 compared to $0.68 for the first quarter of 2010.  The return on common shareholders’ equity22 was 17.4 per cent for the first quarter of 2011 (19.2 per cent for the first quarter of 2010).

Premiums and deposits (“P&D”) measures

Total Company first quarter P&D of $4.7 billion for insurance products that we are targeting to grow was up 13 per cent on a constant currency basis over the first quarter of 2010. Strong growth was delivered in targeted U.S. products and in Asia, with growth in Japan being particularly strong. P&D reflects both P&D received on new sales as well as the recurring P&D on the growing in-force business.

Total Company first quarter P&D for the insurance lines we are not targeting to grow was $0.9 billion, a decrease of four per cent on a constant currency basis from the first quarter of 2010. The decline reflects the impact of lower sales.

20   Net income excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

21	Diluted earnings per share, excluding convertible instruments is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

22	Return on common shareholders’ equity is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 5, 2011 – Press Release Reporting First Quarter Results

Total Company P&D for the wealth businesses we are targeting to grow was $10.9 billion for the first quarter of 2011, an increase of 15 per cent on a constant currency basis relative to the same quarter in 2010.  Growth was driven by strong mutual fund sales and broad based growth in Asian wealth businesses, partially offset by lower fixed product sales in both the U.S. and Canada.

Total Company P&D for the wealth products we are not targeting to grow amounted to $1.1 billion for the first quarter of 2011. This result represents a decrease of 44 per cent compared to the first quarter of 2010.

Funds under management

Total funds under management as at March 31, 2011 were $478 billion, the highest level in the Company’s history.  The increase of $30 billion over March 31, 2010 (11 per cent growth on a constant currency basis) was driven by $39 billion related to investment returns; $8 billion of net positive policyholder cash flows; and $1.7 billion of net financing issued.  These items were partially offset by $12 billion due to the strengthening of the Canadian dollar and $7 billion of expenses, commissions, taxes and other movements.

U.S. GAAP results

With the adoption of IFRS beginning this quarter, the Company will no longer reconcile its annual financial results to U.S. GAAP in the consolidated financial statements and instead will disclose certain consolidated quarterly U.S. GAAP information in our MD&A.

Net income in accordance with U.S. GAAP23 for the first quarter of 2011 was $204 million, compared to $932 million in the first quarter of 2010.  U.S. GAAP results included a number of notable items as follows:

(C$ millions) For the three months ended March 31,	2011	2010
Total macro hedging losses	$(238)	$-
Estimated net impact from P&C reinsurance claims related to the earthquake in Japan	(151)	-
Net losses on the sale of AFS bonds in the surplus segment	(75)	-
Net gain (loss) on variable annuity guarantees (a)	(31)	256
(a)	U.S. GAAP variable annuity results include the impact of the insurer’s own credit standing in the measurement of the liability.
See “accounting for variable annuity guarantee liabilities” in the table below

The first quarter 2011 U.S. GAAP results were $785 million lower than our results under IFRS. As we are no longer reconciling our annual financial results under U.S. GAAP in our consolidated financial statements, net income in accordance with U.S. GAAP is considered a non-GAAP financial measure. A reconciliation of the major differences in net income attributed to shareholders for the first quarter is as follows:

(C$ millions) For the three months ended March 31,	2011	2010
Net income attributed to shareholders in accordance with IFRS	$985	$1,224
Non-controlling interest and participating policyholders’ income under IFRS	4	9
Net income in accordance with IFRS	$989	$1,233
Key earnings differences:
For variable annuity guarantee liabilities	$(126)	$(75)
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities24	(693)	(233)
For acquisition costs and other new business items	(95)	(45)
Changes in actuarial methods and assumptions and other differences	129	52
Total earnings differences	$(785)	$(301)
Net income in accordance with U.S. GAAP	$204	$932

23 Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

     24  Until the new IFRS standard for insurance contracts is effective, the requirements under prior Canadian GAAP  for the valuation of insurance liabilities (CALM) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.

May 5, 2011 – Press Release Reporting First Quarter Results

The primary earnings differences in accounting bases relate to:

•
Accounting for variable annuity guarantee liabilities – IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities whereas U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees which includes the own credit standing of the Company in the measurement of the liability.  In the first quarter of 2011, the lower U.S. GAAP earnings are a result of the narrowing of credit spreads attributed to the Company’s own credit standing impacting U.S. GAAP results only.

•
Investment income and policy liabilities – Unrealized gains on fixed income investments are reported in equity under U.S. GAAP, but where the investments are supporting policy liabilities, these unrealized gains are largely offset in the valuation of the policy liabilities under IFRS.  The first quarter IFRS impacts on insurance liabilities of fixed income re-investment assumptions, general fund equity investments, activities to reduce interest rate exposures, and certain market and trading gains did not impact U.S. GAAP results.

•
Differences in the treatment of acquisition costs and gains/losses on new business – acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities under IFRS. In the first quarter, IFRS results benefited from lower new business strain, primarily in U.S. insurance.

Total equity in accordance with U.S. GAAP25 is approximately $6.4 billion higher than under IFRS. The primary reason for the difference is that the unrealized gains on fixed income investments are reported in equity under U.S. GAAP, but where the investments are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS.  The fixed income investments have significant unrealized gains as a result of the current low levels of interest rates, along with the cumulative earnings differences result in materially higher U.S. GAAP equity.

A reconciliation of the major differences in total equity is as follows:

(C$ millions) As at	March 31, 2011	December 31, 2010
Total equity in accordance with IFRS	$ 25,112	$ 24,675
Differences in shareholder retained earnings and participating policyholders’ equity	$ 5,974	$ 6,790
Difference in Accumulated Other Comprehensive Income attributable to: (i)Available-for-sale securities and others; (ii)Cash flow hedges; and (iii)Currency translation(a)	1,407 261 (1,427)	1,723 458 (1,418)
Differences in share capital, contributed surplus and non controlling interest in subsidiaries	144	162
Total equity in accordance with U.S. GAAP	$ 31,471	$ 32,390
(a)	Reflects the net difference in the currency translation account after the re-set to zero through retained earnings upon adoption of IFRS at January 1, 2010.

Capital

Total capital was $28.6 billion as at March 31, 2011, $3.6 billion lower than $32.2 billion as at March 31, 2010.  Capital decreased as a result of a $0.4 billion decrease in unrealized gains on AFS securities, the $0.5 billion negative impact of the stronger Canadian dollar, $1.9 billion of net loss attributed to shareholders and $0.7 billion of shareholder dividends paid in cash and the redemption of $0.55 billion of subordinated debentures, partially offset by the issue of $0.2 billion of preferred shares.

As at March 31, 2011, MLI’s MCCSR ratio remained strong at 243 per cent compared to 249 per cent at December 31, 2010.  There were three key factors contributing the change:  maturity of debt only partially offset by issuance of preferred shares, changes to the balance sheet as a result of the adoption of IFRS and increased capital requirements of a related party reinsurance agreement.

Under the IFRS transition guidance outlined by the Office of the Superintendent of Financial Institutions, the impact of IFRS adoption on available capital is largely phased-in over an eight quarter period beginning with the first quarter of 2011.  The impact on required capital is not subject to the phase-in rules. The adoption of IFRS initially decreased

25 Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 5, 2011 – Press Release Reporting First Quarter Results

MLI’s MCCSR ratio by approximately three points beginning in the first quarter of 2011 and is expected to decrease the ratio by approximately a further three points over the two year phase-in period ending with the fourth quarter of 2012. MLI’s MCCSR ratio under prior Canadian GAAP at December 31, 2010 was 249 per cent and was approximately 246 per cent under IFRS as at January 1, 2011.

Under the 2011 MCCSR guidelines, asset risk required capital cannot be transferred via a reinsurance agreement unless the assets are also transferred.  This change, which is phased in over 2011, results in higher required capital for MLI, reducing MLI’s MCCSR ratio in the first quarter of 2011 by approximately three points.  When fully phased in MLI’s MCCSR ratio is expected to reduce by a further seven points.

Prior period adjustment to opening retained earnings

During the quarter, the Company identified errors originating primarily from periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.  The result of these errors included an understatement of other liabilities of $133 million. Because these errors are not material to the financial statements for prior years, but correcting them in the current quarter would have materially distorted the current quarter’s earnings, the Company has corrected the errors by reducing opening retained earnings as at January 1, 2010 by $133 million.

PERFORMANCE BY DIVISION

Change in reporting approach for segment results

Effective January 1, 2011, we no longer allocate investment gains and losses to our reporting segments on a pooled basis.  Previously, those gains and losses were accumulated into two pools – insurance and wealth management, and were then allocated pro-rata back to the business units based on their respective policy liabilities. Beginning in 2011, in conjunction with the previous actions taken to reduce interest rate and equity risks, the Company no longer monitors the assets and related risk positions in a pooled manner and instead monitors each business unit’s performance based on the direct impact of interest and equity investment performance for the particular business unit.  This change required retroactive application to our fiscal 2010 segmented reporting results and did not have any impact on consolidated net income or the consolidated balance sheet of the Company.

Asia Division

	Quarterly results
Canadian dollars	1Q 2011	4Q 2010	1Q 2010
Net income attributed to shareholders (millions)	$351	$411	$365
Premiums & deposits for products targeted for growth (millions)	$2,286	$2,767	$1,672
Premiums & deposits for products not targeted for growth (millions)	$85	$73	$751
Funds under management (billions)	$67.4	$67.7	$58.7

U.S. dollars
Net income attributed to shareholders (millions)	$357	$407	$351
Premiums & deposits for products targeted for growth (millions)	$2,320	$2,731	$1,608
Premiums & deposits for products not targeted for growth (millions)	$86	$72	$722
Funds under management (billions)	$69.4	$68.0	$57.8

Asia Division reported net income attributed to shareholders of US$357 million for the first quarter of 2011 compared with US$351 million for the first quarter of 2010.  Included in the first quarter of 2011 are net experience gains of US$100 million (2010 – US$123 million) as a result of the equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Net income attributed to shareholders excluding these items increased by US$29 million driven by higher fee income and in-force earnings, a result of business growth.

Premiums and deposits for products targeted for growth for the first quarter of 2011 were US$2.3 billion, up 38 per cent on a constant currency basis from US$1.6 billion reported in the first quarter of 2010.  Higher premiums and deposits were driven by robust insurance sales and strong business growth, a result of broadening distribution and successful product launches. Wealth management premiums and deposits were fueled by mutual fund growth which

May 5, 2011 – Press Release Reporting First Quarter Results

quadrupled over the first quarter of 2010 driven by the acquisition of Manulife TEDA, the acquired asset management joint venture in China as well as strong growth in most of the wealth management businesses across the region.

Funds under management as at March 31, 2011 were US$69.4 billion, up 13 per cent on a constant currency basis from March 31, 2010. Growth was driven by net policyholder cash inflows across the territories of US$3.8 billion, higher investment returns of $3.8 billion due to improved market conditions and a favourable currency impact.

Canadian Division

	Quarterly results
Canadian dollars	1Q 2011	4Q 2010	1Q 2010
Net income attributed to shareholders (millions)	$505	$495	$282
Premiums & deposits for products targeted for growth (millions)	$4,205	$3,691	$3,936
Premiums & deposits for products not targeted for growth (millions)	$529	$612	$544
Funds under management (billions)	$116.9	$114.4	$104.7

Canadian Division reported net income attributed to shareholders of $505 million for the first quarter of 2011, an increase of $223 million from the first quarter of 2010. First quarter earnings in 2011 included net experience gains of $294 million (2010 – $65 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.

Excluding the above noted items, net income attributed to shareholders in the first quarter of 2011 was marginally below that of the first quarter of 2010.  The positive impact of growth in asset levels in the Canadian wealth management operations and Manulife Bank was partially offset by the impact of increased hedging of in-force variable annuity guarantees.  Strong sales growth in Individual Insurance, in combination with lower market yields, drove higher strain on new business reducing earnings as compared to the same period in 2010.

Premiums and deposits for products targeted for growth were $4.2 billion for the first quarter of 2011, an increase of seven per cent compared to the first quarter of 2010. Premiums and deposits for wealth products targeted for growth rose by 10 per cent from a year ago reflecting record sales of mutual funds and InvestmentPlus, our low guarantee variable annuity product, as well as increases in group retirement deposit activity from a growing block of in-force participants. Growth was dampened by the continued decline in sales of fixed products from a year ago reflecting consumer preference for variable products in a rising market.  Premiums and deposits for insurance products targeted for growth increased by five per cent in the first quarter of 2011 as compared to the same period in 2010. Premiums and deposits for variable annuity products not targeted for growth were $0.5 billion for the first quarter of 2011, consistent with the first quarter of 2010.

Funds under management grew by 12 per cent or $12.2 billion to a record $116.9 billion as at March 31, 2011 compared to March 31, 2010.  The increase reflects the impact of equity market appreciation and the decline in interest rates on asset values, as well as growth across the division driven by $0.8 billion of net policyholder cash inflows in wealth businesses over the past twelve months.  Continued strong growth in Manulife Bank contributed over 20 per cent of the year over year increase.

May 5, 2011 – Press Release Reporting First Quarter Results

U.S. Insurance
	Quarterly results
Canadian dollars	1Q 2011	4Q 2010	1Q 2010
Net income attributed to shareholders (millions)	$403	$ 404	$ 211
Premiums & deposits for products targeted for growth (millions)	$943	$1,009	$748
Premiums & deposits for products not targeted for growth (millions)	$864	$972	$954
Funds under management (billions)	$74.7	$ 73.8	$ 69.8

U.S. dollars
Net income attributed to shareholders (millions)	$409	$ 399	$ 203
Premiums & deposits for products targeted for growth (millions)	$957	$996	$719
Premiums & deposits for products not targeted for growth (millions)	$877	$ 960	$917
Funds under management (billions)	$76.9	$ 74.2	$ 68.8

U.S. Insurance reported net income attributed to shareholders of US$409 million for the first quarter of 2011, compared to net income of US$203 million for the first quarter of 2010. Included in the first quarter of 2011 are net experience gains of US$265 million (2010 – US$173 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders increased by US$114 million primarily due to lower new business strain as a result of repositioning activities and improved policyholder related experience.

Premiums and deposits for the first quarter of 2011 were $1.8 billion, up US$0.2 billion or 12 per cent over the same period in 2010.  This included premiums and deposits for products targeted for growth of US$1.0 billion, an increase of US$0.2 billion or 33 per over the first quarter of 2010.  Premiums and deposits for products not targeted for growth were US$0.9 billion, four per cent lower than the first quarter of 2010 as a result of transitioning to sales of lower risk products.

Funds under management as at March 31, 2011 were US$76.9 billion, up 12 per cent from March 31, 2010 due to growth in in-force business.

U.S. Wealth Management

	Quarterly results
Canadian dollars	1Q2011	4Q2010	1Q2010
Net income attributed to shareholders (millions)	$312	$684	$368
Premiums & deposits for products targeted for growth (millions)	$7,251	$6,307	$6,656
Premiums & deposits for products not targeted for growth (millions)	$528	$599	$784
Funds under management (billions)	$187.8	$187.1	$178.4

U.S. dollars
Net income attributed to shareholders (millions)	$317	$675	$353
Premiums & deposits for products targeted for growth (millions)	$7,357	$6,229	$6,399
Premiums & deposits for products not targeted for growth (millions)	$536	$592	$754
Funds under management (billions)	$193.3	$188.1	$175.7

U.S. Wealth Management reported net income attributed to shareholders of US$317 million for the first quarter of 2011, compared to US$353 million for the first quarter of 2010.  Included in the first quarter of 2011 are net experience gains of US$167 million (2010 – US$185 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders decreased by US$18 million primarily driven by the costs associated with the hedging of additional in-force variable annuity guaranteed value, the impact of lower sales of fixed products and higher acquisition costs related to higher sales of mutual funds. Partially offsetting these was higher fee income in Wealth Asset Management from higher average assets under management.

Premiums and deposits for the first quarter of 2011 were US$7.9 billion, up US$0.7 billion or 10 per cent over the same period in 2010.  Premiums and deposits for products targeted for growth for the first quarter of 2011 were US$7.4 billion, up 15 per cent from US$6.4 billion in the first quarter of 2010 driven by higher sales in Wealth Asset Management, including a 42 per cent increase in mutual fund sales.

May 5, 2011 – Press Release Reporting First Quarter Results

Premiums and deposits for products not targeted for growth were US$0.5 billion for the first quarter of 2011, down from US$0.8 billion in the first quarter of 2010 as a result of ongoing risk management initiatives.

Funds under management as at March 31, 2011 were US$193.3 billion, up 10 per cent from US$175.7 billion as at March 31, 2010 driven by positive investment returns.  Over the last twelve months Wealth Asset Management net sales of $5.5 billion were offset by scheduled maturities, and annuity and surrender payments in JH Fixed Products and JH Variable Annuities.

Reinsurance Division

	Quarterly results
Canadian dollars	1Q 2011	4Q 2010	1Q 2010
Net income (loss) attributed to shareholders (millions)	$(92)	$77	$45
Premiums & deposits (millions)	$303	$246	$263

U.S. dollars
Net income (loss) attributed to shareholders (millions)	$(93)	$76	$43
Premiums & deposits (millions)	$308	$243	$253

Reinsurance Division reported a net loss of US$93 million in the first quarter of 2011, a decrease of US$136 million from the net income of US$43 million reported in the first quarter of 2010, primarily due to estimated claims net related reinsurance premiums of US$153 million related to the earthquake in Japan in the Property and Casualty line of business.  Net experience gains as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions were not material in either period.  Life reinsurance claims experience in the first quarter of 2011 was favourable, whereas experience in the first quarter of 2010 was unfavourable.

Premiums for the first quarter of 2011 were US$308 million, up 22 per cent from US$253 million reported in the first quarter of 2010.  The increase is primarily driven by Property and Casualty reinstatement premiums resulting from the Japan earthquake loss.  International Group Program premiums increased due to higher volumes reported by clients and Life Reinsurance premiums were also up as a result of lower experience refunds.

Corporate and Other

	Quarterly results
Canadian dollars	1Q 2011	4Q 2010	1Q 2010
Net loss attributed to shareholders (millions)	$(494)	$(275)	$(47)
Funds under management (billions)	$29.1	$31.6	$34.2

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial assumptions and model enhancements, Investment Division’s external asset management business, the John Hancock Accident and Health operation, settlement costs for macro equity hedges and other non operating items.

Corporate and Other reported a net loss attributed to shareholders of $494 million for the first quarter of 2011 compared to a net loss of $47 million for the first quarter of 2010.  Results in the first quarter of 2011 include losses related to macro equity hedges of $238 million, realized losses on AFS bonds of $90 million and a charge for refinements to actuarial methods and assumptions of $70 million.  Excluding these factors earnings declined by $49 million due to lower realized gains on AFS equities and the non-recurrence of derivative gains realized in 2010.

Funds under management of $29.1 billion as at March 31, 2011 include assets managed by Manulife Asset Management on behalf of institutional clients of $22.9 billion (December 31, 2010 – $23.2 billion).  Corporate and Other funds under management of $6.3 billion (December 31, 2010 – $8.5 billion) decreased in the current quarter reflecting an increased allocation of capital to the operating divisions.

May 5, 2011 – Press Release Reporting First Quarter Results

RISK MANAGEMENT

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks.  We manage these risks within an enterprise-wide risk management framework.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis (“MD&A”) in our 2010 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

Market risk hedging strategies

As a result of the dynamic and macro hedges, as at March 31, 2011 it was estimated that approximately 59 to 65 per cent of our underlying earnings sensitivity to a ten per cent equity market decline would be offset by hedges. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at December 31, 2010 was 50 to 55 per cent. As previously communicated our goal is to have approximately 60 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2012 and 75 per cent by the end of 2014. The Company intends to achieve these goals through a combination of time-scheduled and market-trigger based actions.

The Company’s goal is to reduce its interest rate exposures, as measured by the sensitivity of net income attributed to shareholders to a 100 basis point decline in interest rates, to achieve a maximum exposure of $1.65 billion and $1.1 billion, as at year end 2012 and 2014, respectively.  As at March 31, 2011, primarily as a result of the actions in the fourth quarter 2010 and the first quarter of 2011, the sensitivity of our net income to a 100 basis point decline was $1.5 billion, and thus we have already surpassed our 2012 year end goal.

As part of our risk reduction activities, we initiated dynamic hedging on $8.5 billion of in-force variable annuity guarantee value during the first quarter of 2011 and continued to dynamically hedge virtually all new variable annuity business written.  By March 31, 2011 approximately 63 per cent of the guarantee value was either dynamically hedged or reinsured, compared to 55 per cent at December 31, 2010. The business dynamically hedged at March 31, 2011 comprises 59 per cent of the variable annuity guarantee values, net of amounts reinsured.

We also continued our macro equity risk hedging strategy and during the first quarter of 2011 shorted approximately $200 million of equity TOPIX futures contracts.  The macro hedging strategy, which commenced in 2010, is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees.

In the first quarter of 2011, we further lengthened the duration of assets backing our liability segments by executing interest rate swaps.  These actions, combined with higher interest rates contributed to a net reduction in the sensitivity of net income attributed to shareholders to declines in interest rates.  As part of our overall interest rate management, we also reduced the term of the AFS fixed income assets in our surplus segment.

There can be no assurance that the Company's exposure to equity performance and movements in interest rates will be reduced to within our 2014 targets or remain within our 2012 targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we initiate hedging. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates or equity markets, or an increase in the correlation between equity market declines and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products.  In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

Our hedging strategies expose the Company to additional risks. Hedging relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid.

May 5, 2011 – Press Release Reporting First Quarter Results

Hedging also subjects the Company to the risk of increased funding and collateral demands which may become significant as markets rise.

Sensitivities and risk exposure measures

Caution related to sensitivities In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

Variable annuity and segregated fund guarantees Guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees.  Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.  Depending on future equity market levels, liabilities on current in-force business could be due primarily in the period from 2015 to 2038.

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees gross and net of reinsurance and the business dynamically hedged.

Variable annuity and segregated fund guarantees

As at	March 31, 2011			December 31, 2010
(C$ millions)	Guarantee value	Fund value	Amount at risk (d)	Guarantee value	Fund value	Amount at risk (d)
Guaranteed minimum income benefit(a)	$7,829	$6,241	$1,610	$8,202	$6,359	$1,856
Guaranteed minimum withdrawal benefit	61,796	57,653	5,603	62,382	57,331	6,391
Guaranteed minimum accumulation benefit	22,958	24,556	1,745	23,902	25,152	1,980
Gross living benefits(b)	$92,583	$88,450	$8,958	$94,486	$88,842	$10,227
Gross death benefits(c)	15,536	12,487	2,408	16,279	12,736	2,813
Total gross of reinsurance & hedging	$108,119	$100,937	$11,366	$110,765	$101,578	$13,040
Living benefits reinsured	$6,774	$5,394	$1,394	$7,108	$5,506	$1,611
Death benefits reinsured	4,641	3,940	897	4,924	4,070	1,052
Total reinsured	$11,415	$9,334	$2,291	$12,032	$9,576	$2,663
Total, net of reinsurance	$96,704	$91,603	$9,075	$98,733	$92,002	$10,377
Living benefits dynamically hedged	$52,245	$52,295	$3,109	$44,606	$44,827	$2,685
Death benefits dynamically hedged	4,991	3,385	356	4,685	3,032	424
Total dynamically hedged	$57,236	$55,680	$3,465	$49,291	$47,859	$3,109
Living benefits retained	$33,564	$30,761	$4,455	$42,772	$38,509	$5,931
Death benefits retained	5,904	5,162	1,155	6,670	5,634	1,337
Total, net of reinsurance & hedging	$39,468	$35,923	$5,610	$49,442	$44,143	$7,268
(a)	Contracts with guaranteed long-term care benefits are included in this category.
(b)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (c).

May 5, 2011 – Press Release Reporting First Quarter Results

(c)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(d)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $2,387 million at March 31, 2011 (December 31, 2010 – $3,101 million).  These policy liabilities included the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $1,670 million at March 31, 2011 (December 31, 2010 – $2,083 million).  The policy liabilities for the hedged block were $717 million at March 31, 2011 (December 31, 2010 – $1,018 million).  The decrease in the policy liabilities for the hedged business was primarily due to increases in interest rates, offset by reserves established for the additional business hedged in the first quarter of 2011.  The quarter over quarter decrease in policy liabilities related to the unhedged block was due primarily to improvements in equity markets, transfer of reserves from unhedged to hedged and from favourable foreign exchange impacts.

Publicly traded equity performance risk

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying (losses) gains related to the guarantee liabilities hedged because:

•	Policyholder behaviour and mortality experience is not hedged;

•	Provisions for adverse deviation in the policy liabilities are not completely hedged;

•	A portion of interest rate risk is not hedged;

•	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instruments;

•	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

•	Unfavourable realized equity volatility, bond return volatility and interest rate volatility may result in higher than expected rebalancing costs; and

•	Not all other risks are hedged (see MD&A in the 2010 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  The potential impact is shown assuming that change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and also is shown the change in value is not completely offset.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We report the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities of the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

Exposures at March 31, 2011 declined compared to December 31, 2010 primarily due to improvements in global equity markets and the additional in-force variable annuity business the Company initiated dynamic hedging for, and the addition of a small amount of macro equity hedges.

As at March 31, 2011 the change in the value of the hedge assets was estimated to offset 59 to 65 per cent of the underlying impact on net income attributed to shareholders from a 10 per cent decline in publicly traded equity

May 5, 2011 – Press Release Reporting First Quarter Results

markets (50 to 55 per cent as at December 31, 2010)26.  The lower end of the range assumes that the dynamic hedge assets offset 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets completely offset the loss from the dynamically hedged variable annuity guarantee liabilities.

The Company targets to have 60 per cent of the underlying impact of declines in equity markets offset by hedge assets by the end of 2012 and 75 per cent of the underlying impact by the end of 2014.

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(a)
As at March 31, 2011
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(4,480)	$(2,720)	$(1,200)	$930	$1,690	$2,160
Asset based fees	(270)	(180)	(100)	90	180	280
General fund equity investments(c)	(300)	(200)	(100)	120	240	350
Total underlying sensitivity	$(5,050)	$(3,100)	$(1,400)	$1,140	$2,110	$2,790
Impact of Hedge Assets
Impact of macro hedge assets	$1,350	$900	$450	$(450)	$(910)	$(1,350)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities.	1,910	1,120	460	(300)	(530)	(690)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$3,260	$2,020	$910	$(750)	$(1,440)	$(2,040)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,790)	$(1,080)	$(490)	$390	$670	$750
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(570)	(280)	(90)	(70)	(130)	(210)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(2,360)	$(1,360)	$(580)	$320	$540	$540
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	65%	65%	65%	66%	68%	73%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	53%	56%	59%	72%	74%	81%
(a)	See ”Caution related to sensitivities” above.
(b)
Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at the end of the previous quarter, but before the offset of hedge assets or other risk mitigants.

(c)
This impact for general fund equities at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

26
Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at the end of the previous quarter but before the offset of hedge assets or other risk mitigants.

May 5, 2011 – Press Release Reporting First Quarter Results

As at December 31, 2010
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(4,840)	$(2,940)	$(1,300)	$1,010	$1,830	$2,300
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(c)	(270)	(180)	(90)	100	200	300
Total underlying sensitivity	$(5,380)	$(3,300)	$(1,480)	$1,200	$2,210	$2,870
Impact of Hedge Assets
Impact of macro hedge assets	$1,270	$850	$420	$(420)	$(850)	$(1,270)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities.	1,680	980	400	(260)	(440)	(560)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$2,950	$1,830	$820	$(680)	$(1,290)	$(1,830)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,430)	$(1,470)	$(660)	$520	$920	$1,040
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(500)	(240)	(80)	(60)	(110)	(170)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(2,930)	$(1,710)	$(740)	$460	$810	$870
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	55%	55%	55%	57%	58%	64%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	46%	48%	50%	62%	63%	70%
(a)	See ”Caution related to sensitivities” above.
(b)
Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at  the end of the previous quarter, but before the offset of hedge assets or other risk mitigants.

(c)
This impact for general fund equities at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

May 5, 2011 – Press Release Reporting First Quarter Results

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation (a),(b)

As at	March 31, 2011						December 31, 2010
(percentage points)	-30%	-20%	-10%	10%	20%	30%	-30%	-20%	-10%	10%	20%	30%
Impact on MLI MCCSR	(21)	(12)	(5)	10	15	15	(27)	(16)	(7)	7	15	24
(a)	See ”Caution related to sensitivities” above.
(b)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at	March 31, 2011	December 31, 2010
(C$ millions)
For variable annuity guarantee dynamic hedging strategy	$ 5,100	$ 4,200
For macro equity risk hedging strategy	5,500	5,100
Total	$ 10,600	$ 9,300

Interest rate and spread risk

The following table shows the potential impact on net income attributed to shareholders of a change of one per cent, in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities.  We also assume no change to the ultimate reinvestment rate (“URR”).

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(a)

As at	March 31, 2011				December 31, 2010
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(b)	$(1,200)		$1,000		$(1,400)		$1,200
Variable annuity guarantees(c)	(300)		200		(400)		300
Total	$(1,500)		$1,200		$(1,800)		$1,500
(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(c)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The decrease in exposures was primarily driven by the actions to extend the duration of our assets supporting policyholder liabilities.

Changes in the market value of the AFS fixed income assets may provide a natural economic offset to the interest rate risk arising from our product liabilities.  In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.  For example, the Company reported $75 million of net realized losses on AFS fixed income assets held in surplus segments in the first quarter of 2011.  As at March 31, 2011 the AFS fixed income assets held in the surplus segments were in a net after-tax unrealized gain position of $129 million.

During the first quarter, as part of our overall interest rate management, we shortened the duration of the AFS assets in our surplus segments, neutralizing the economic impact of the actions, outlined above, from lengthening the duration of the assets in the liability segments.  As a result, the interest rate sensitivity of AFS fixed income assets in the surplus segments declined.

May 5, 2011 – Press Release Reporting First Quarter Results

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including on the change in market value of AFS fixed income assets in the surplus segment(a),(b)
As at	March 31, 2011				December 31, 2010
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,500)		$1,200		$(1,800)		$1,500
Impact of the change in the market value of AFS fixed income assets held in the surplus segment(b)	700		(600)		1,200		(900)
Including 100% of the change in the market value of fixed income assets held in the surplus segment(b)	$(800)		$600		$(600)		$600
(a)	See “Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss.  The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

Potential impact on MLI’s MCCSR ratio arising from an immediate one percent parallel change in interest rates (a)
As at	March 31, 2011						December 31, 2010
(percentage points)	-100	bp	+100	bp	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed-income assets held in the surplus segment	(21)		17		(23)		19
Impact including 100% of the change in the market value of the AFS fixed income assets held in the surplus segment(b)	(16)		12		(14)		12
(a)	See ”Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss.  The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on annual net income attributed to shareholders arising from changes to corporate spreads(a),(b)

As at March 31, 2011	March 31, 2011				December 31, 2010
(C$ millions)	-50	bp	+50	bp	-50	bp	+50	bp
Corporate spreads(c),(d)	$(500)		$500		$(500)		$400
(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivity was estimated as 50% of the sensitivity to a 100 basis point change. Actual results may differ materially from these estimates.
(c)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(d)	Corporate spreads are assumed to grade to the long term average over five years.

Potential impact on annual net income attributed to shareholders arising from changes to swap spreads(a)

As at March 31, 2011	March 31, 2011				December 31, 2010
(C$ millions)	-20	bp	+20	bp	-20	bp	+20	bp
Swap spreads(b)	$300		$(300)		$200		$(200)
(a)	See ”Caution related to sensitivities” above.
(b)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes to swap spreads.

May 5, 2011 – Press Release Reporting First Quarter Results

Legal proceedings update
The Company announced on April 21, 2011 that it had been informed by staff of the Ontario Securities Commission (“OSC”) that staff would not seek any orders from the OSC in connection with the enforcement notice delivered by staff in June 2009 relating to the Company’s disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business.

As outlined in our 2010 Annual Report, proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

ACCOUNTING MATTERS AND CONTROLS

Critical accounting and actuarial policies

Our significant accounting policies are described in notes 1 and 2 to the annual consolidated financial statements on pages 91 to 96 of our 2010 Annual Report.  Significant estimation processes relate to the determination of insurance and investment contract liabilities, evaluation of invested asset impairment, the application of derivative and hedge accounting, assessment of relationships with other entities for consolidation, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions and valuation of goodwill and intangible assets.  In addition, in the determination of the fair values of invested assets, where observable market data is not available, management applies judgment in the selection of valuation models.

The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions have remained unchanged from practices under prior Canadian GAAP and are described on pages 61 to 68 of our 2010 Annual Report.  For a description of our accounting policy and estimation process related to the evaluation of invested asset impairment, assessment of relationships with other entities for consolidation,  and the valuation of goodwill and intangible assets under IFRS, refer to pages 98 to102 respectively of our consolidated annual financial statements in our 2010 Annual Report.

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the three months ended March 31, 2011, that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Future Accounting and Reporting Changes

The amendments to IFRS 7 “Disclosures – Transfer of Financial Assets”, issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets.  These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset.  The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period.

The amendment to IFRS 7 is effective for annual periods beginning on or after July 1, 2011.  The Company is currently assessing the impact of this amendment on its consolidated financial statement disclosures.

An amendment to IAS 12 was issued in December 2010 that provides a practical approach to the measurement of deferred tax assets and deferred tax liabilities when investment property is measured using the fair value model under IAS 40 “Investment Property”.  Where entities measure deferred tax liabilities and deferred tax assets using a tax rate and tax base that is consistent with the expected manner of recovery or settlement, the amendment provides a rebuttable presumption for investment property measuring using the fair value that its carrying amount will be recovered through sale.

May 5, 2011 – Press Release Reporting First Quarter Results

This amendment is effective for annual periods beginning on or after January 1, 2012.  Earlier application is permitted.  The Company does not expect that the adoption of this amendment will have a significant impact on its consolidated financial statements.

IFRS 9 “Financial Instruments” issued in November 2009 and amended in October 2010 is the first phase of a three phase project to replace IAS 39 “Financial Instruments” Recognition and Measurement”.  IFRS 9 currently provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.  The classification and measurement for financial liabilities remains generally unchanged, however, revisions have been made in the accounting for changes in fair value of a financial liability attributable to changes in the credit risk of the liability.  The other phases of this project which are currently under development include impairment and hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The Company will assess the full impact of IFRS 9 on its consolidated financial statements in conjunction with the completion of the other phases of this project.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited historical financial statements which is prior Canadian GAAP for 2010 and earlier and IFRS for 2011 and beyond. Non-GAAP measures include: Net Income Excluding the Direct Impact of Equity Markets and Interest Rates; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Diluted Earnings per Share, excluding Convertible Instruments; Return on Common Shareholders’ Equity; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital; Sales; and New Business Embedded Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income attributed to shareholders would have been assuming that existing hedges are unchanged and that interest and equity markets performed as assumed in our policy valuation.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates.

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure.  It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure.  It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

May 5, 2011 – Press Release Reporting First Quarter Results

Diluted earnings per share, excluding convertible instruments is a non-GAAP measure.  It shows diluted earnings per share excluding the dilutive effect of convertible instruments.

The following is a reconciliation of the denominator (weighted average number of common shares) in the calculation of basic and diluted earnings per share.

For the Period ended (in millions)	1Q 2011	1Q 2010
Weighted average number of actual common shares outstanding	1,778	1,758
Dilutive number of shares for stock-based awards	3	5
Weighted average number of common shares used to calculate diluted earnings per share, excluding convertible instruments	1,781	1,763
Dilutive number of shares for convertible instruments	80	71
Weighted average number of common shares used in the diluted earnings per share calculation	1,861	1,834

Return on common shareholders’ equity (“ROE”) is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on common shareholders’ equity
(C$ millions)	Quarterly results
	1Q 2011	4Q 2010	1Q 2010
Net income (loss) available to common shareholders	$965	$1,776	$1,204
Opening total equity available to common shareholders	$22,688	$21,865	$25,836
Closing total equity available to common shareholders	$22,893	$22,688	$26,410
Weighted average total equity available to common shareholders	$22,791	$22,277	$26,123
Opening AOCI on AFS securities and cash flow hedges	$278	$584	$641
Closing AOCI on AFS securities and cash flow hedges	$255	$278	$704
Adjustment for average AOCI	$(266)	$(431)	$(672)
Weighted average total equity available to common shareholders excluding average AOCI adjustment	$22,525	$21,846	$25,451

ROE based on weighted average total equity available to common shareholders (annualized)	17.2%	31.6%	18.7%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	17.4%	32.3%	19.2%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the first quarter of 2010.

May 5, 2011 – Press Release Reporting First Quarter Results

Premiums and deposits is a measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, and (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

Premiums and deposits
(C$ millions)	Quarterly results
	1Q 2011	4Q 2010	1Q 2010
Premium income	$4,615	$4,849	$4,411
Deposits from policyholders	5,919	6,025	7,204
Premiums and deposits per financial statements	$10,534	$10,874	$11,615
Mutual fund deposits	4,658	3,662	2,966
Institutional advisory account deposits	669	443	847
ASO premium equivalents	684	662	676
Group benefits ceded premiums	949	933	906
Other fund deposits	168	145	144
Total premiums and deposits	$17,662	$16,719	$17,154
Currency impact	584	239	-
Constant currency premiums and deposits	$18,246	$16,958	$17,154

Funds under management is a measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management
(C$ millions)	Quarterly results
	1Q 2011	4Q 2010	1Q 2010
Total invested assets	$198,603	$201,222	$190,119
Total segregated funds net assets held by policyholders	200,890	199,120	193,225
Funds under management per financial statements	$399,493	$400,342	$383,344
Mutual funds	50,129	47,726	36,766
Institutional advisory accounts (excluding segregated funds)	20,708	20,918	20,744
Other funds	7,967	7,971	7,419
Total funds under management	$478,297	$476,957	$448,273
Currency impact	11,781	3,130	-
Constant currency funds under management	$490,078	$480,087	$448,273

May 5, 2011 – Press Release Reporting First Quarter Results

Capital - The definition we use for capital serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  (i) total equity excluding AOCI on cash flow hedges; and (ii) liabilities for preferred shares and qualifying capital instruments.

Capital
(C$ millions)	Quarterly results
	1Q 2011	4Q 2010	1Q 2010
Total equity	$25,112	$24,675	$28,163
Add back AOCI loss on cash flow hedges	54	55	33
Add liabilities for preferred shares and qualifying capital instruments	3,442	4,004	4,010
Total capital	$28,608	$28,734	$32,206

Sales are measured according to product type;

•
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

•
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

•
For individual wealth management contracts, all new deposits are reported as sales.  This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

•
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company.  Single premium sales reflect the assets transferred from the previous plan provider.  Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period.  NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behavior, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities. Effective the first quarter of 2011 we changed the calculation methodology for new business embedded value.  Prior periods were not restated.  We changed the NBEV calculation for interest sensitive life insurance products to now use current interest rates consistent with the valuation of policy liabilities.  In 2010 and prior, we used an interest rate for life insurance products equal to the rate used in our annual business plan. For both 2011 and 2010 we used current rates to calculate the NBEV for wealth products.  In addition, we now update policyholder experience assumptions for changes made during the year, whereas in 2010 and prior, we used assumptions that were in place at the beginning of each year.

The principal economic assumptions used in the NBEV calculations in the first quarter were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	7.25%	7.50%	8.25%	6.25%
Jurisdictional income tax rate	26%	35%	16.50%	36%
Foreign exchange rate	n/a	0.9946	0.1277	0.0121
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

Effective the first quarter of 2011 we changed our interest rate assumption and policyholder experience assumptions used in the calculation of new business embedded value.  Prior periods have not been restated for these changes.  The interest rate assumption in 2011 is the same as the assumptions used to calculate the earnings from new

May 5, 2011 – Press Release Reporting First Quarter Results

business and the policyholder assumptions are also kept current with the valuation of policy liabilities.  In 2010 and prior we set the interest  rate for NBEV of insurance equal to the rate used in our annual business plan and for all products used policyholder experience assumptions equal to the assumptions at the beginning of each year.  Consistent with the approach in 2011, the interest rate NBEV assumption used for wealth products in 2010 was based on current rates.

Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to management objectives with respect to hedging equity markets and interest rate risks.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “goal”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity, mortality and policyholder behavior; the accuracy of other estimates used in applying accounting policies and actuarial methods; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;  environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

May 5, 2011 – Press Release Reporting First Quarter Results

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients worldwide have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions.  Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients around the world. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $478 billion (US$492 billion) as at March 31, 2011. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Income, Consolidated Statements of Financial Position.

May 5, 2011 – Press Release Reporting First Quarter Results

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)
	As at and for the three months ended
	March 31
	2011	2010	% Change

Net income	$989	$1,233	(20)
Less: Net income attributed to non-controlling interest in subsidiaries	(5)	(2)	150
Loss (net income) attributed to participating policyholders	1	(7)	-
Net income attributed to shareholders	$985	$1,224	(20)
Preferred share dividends	(20)	(20)	-
Net income available to common shareholders	$965	$1,204	(20)

Premiums and deposits:
Premiums and deposits - targeted growth products
Life and health insurance premiums	$2,815	$2,361	19
Annuity and pension premiums	933	1,058	(12)
Segregated fund deposits	4,780	5,164	(7)
Mutual fund deposits	4,658	2,966	57
Institutional advisory account deposits	669	847	(21)
ASO premium equivalents	684	676	1
Group Benefits ceded	949	906	5
Other fund deposits	168	144	17
Total premiums and deposits - targeted growth products	$15,656	$14,122	11
Premiums and deposits - products not targeted for growth	2,006	3,032	(34)
Total premiums and deposits	$17,662	$17,154	3

Funds under management:
General fund	$198,603	$190,119	4
Segregated funds excluding institutional advisory accounts	198,736	190,895	4
Mutual funds	50,129	36,766	36
Institutional advisory accounts	22,862	23,074	(1)
Other funds	7,967	7,419	7
Total funds under management	$478,297	$448,273	7

Capital:
Liabilities for preferred shares and qualifying capital instruments	$3,442	$4,010	(14)
Equity
Non-controlling interest in subsidiaries	416	278	50
Participating policyholders' equity	185	53	249
Shareholders' equity
Preferred shares	1,618	1,422	14
Common shares	19,332	19,005	2
Contributed surplus	229	204	12
Retained earnings	4,124	7,036	(41)
Accumulated other comprehensive income (loss) on AFS securities and translation of self-sustaining foreign operations	(738)	198	(473)
Total capital	$28,608	$32,206	(11)

Selected key performance measures:
Basic earnings per common share	$0.54	$0.68
Diluted earnings, excluding convertible instruments, per common share	$0.54	$0.68
Diluted earnings per common share	$0.53	$0.66
Return on common shareholders' equity (annualized) 1	17.4%	19.2%
Book value per common share	$12.84	$15.00
Common shares outstanding (in millions)
End of period	1,783	1,761
Weighted average - basic	1,778	1,758
Weighted average - diluted (excluding convertible instruments)	1,781	1,763
Weighted average - diluted	1,861	1,834

1 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders'
equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

May 5, 2011 – Press Release Reporting First Quarter Results

Summary Consolidated Financial Statements

Consolidated Statements of Income
(Canadian $ in millions except per share information, unaudited)	For the three months ended
	March 31
	2011	2010
Revenue
Premium income	$4,615	$4,411
Investment income
Investment income	2,044	2,200
Realized/ unrealized gains (losses) on assets supporting insurance and investment contract liabilities and deposits 1	(1,264)	1,031
Other revenue	1,758	1,589
Total revenue	$7,153	$9,231
Contract benefits and expenses
To contractholders and beneficiaries
Death, disability and other claims	$2,576	$2,295
Maturity and surrender benefits	1,652	1,146
Annuity payments	799	812
Policyholder dividends and experience rating refunds	269	290
Net transfers to segregated funds	42	185
Change in insurance contract liabilities	(366)	1,459
Change in investment contract liabilities	(301)	(48)
Ceded benefits and expenses	(1,223)	(1,225)
Change in reinsurance assets	(95)	370
Net benefits and claims	$3,353	$5,284
General expenses	957	905
Investment expenses	238	242
Commissions	972	946
Interest expense	281	274
Net premium taxes	56	73
Total policy benefits and expenses	$5,857	$7,724
Income before income taxes	$1,296	$1,507
Income tax expense	(307)	(274)
Net income	$989	$1,233
Less: Net income attributed to non-controlling interest in subsidiaries	(5)	(2)
Loss (net income) attributed to participating policyholders	1	(7)
Net income attributed to shareholders	$985	$1,224
Preferred share dividends	(20)	(20)
Net income available to common shareholders	$965	$1,204

Basic earnings per common share	$0.54	$0.68
Diluted earnings, excluding convertible instruments, per common share	$0.54	$0.68
Diluted earnings per common share	$0.53	$0.66

1 For fixed income assets supporting insurance and investment contract  liabilities, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/ unrealized gains (losses) on the assets is largely offset in the change in insurance contract liabilities.

May 5, 2011 – Press Release Reporting First Quarter Results

Consolidated Statements of Financial Position
(Canadian $ in millions, unaudited)
	As at March 31
Assets	2011	2010
Invested assets
Cash and short-term securities	$11,379	$17,318
Securities
Bonds	99,756	88,090
Stocks	10,634	9,967
Loans
Mortgages	32,820	31,055
Private placements	19,281	19,376
Policy loans	6,400	6,495
Bank loans	2,342	2,468
Real estate	6,265	5,759
Other invested assets	9,726	9,591
Total invested assets	$198,603	$190,119
Other assets
Accrued investment income	$1,735	$1,693
Outstanding premiums	754	734
Goodwill and intangible assets	5,817	8,212
Reinsurance assets	7,778	7,648
Deferred tax assets	1,190	1,104
Miscellaneous	6,630	6,051
Total other assets	$23,904	$25,442
Segregated funds net assets	$200,890	$193,225
Total assets	$423,397	$408,786

Liabilities and Equity
Policy liabilities
Insurance contract liabilities	$155,625	$146,700
Investment contract liabilities and deposits	2,617	3,622
Bank deposits	16,900	15,303
Deferred tax liability	758	953
Derivatives	3,185	2,393
Other liabilities	9,062	10,563
	$188,147	$179,534
Long-term debt	5,806	3,854
Liabilities for preferred shares and capital instruments	3,442	4,010
Segregated funds net liabilities	200,890	193,225
Total liabilities	$398,285	$380,623

Equity
Issued share capital
Preferred shares	$1,618	$1,422
Common shares	19,332	19,005
Contributed surplus	229	204
Shareholders' retained earnings	4,124	7,036
Shareholders' accumulated other comprehensive income (loss)	(792)	165
Total shareholders' equity	$24,511	$27,832
Participating policyholders' equity	185	53
Non-controlling interest in subsidiaries	416	278
Total equity	$25,112	$28,163
Total liabilities and equity	$423,397	$408,786

May 5, 2011 – Press Release Reporting First Quarter Results